Exhibit 99.3
Management’s Responsibility for the Financial Statements
The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.
Deloitte & Touche LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accountants is set out below.
The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark	Craig J. Laurie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
February 8, 2006
Report of Independent Registered Chartered Accountants
To the Shareholders,
We have audited the consolidated balance sheets of Brookfield Properties Corporation as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cashflow for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cashflows for the years then ended in accordance with Canadian generally accepted accounting principles.
The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion.

Toronto, Canada
February 8, 2006	Independent Registered Chartered Accountants

Consolidated Balance Sheet

December 31 (US Millions)	Note	2005	2004(1)

Assets
Commercial properties	5	$7,430	$6,555
Development properties	6	615	716
Receivables and other	7	955	739
Restricted cash and deposits	8	316	297
Marketable securities	9	58	285
Cash and cash equivalents		64	112
Assets related to discontinued operations	10	75	96

		$9,513	$8,800

Liabilities
Commercial property debt	11	$5,216	$4,754
Accounts payable and other liabilities	12	626	452
Future income tax liability	13	188	96
Liabilities related to discontinued operations	10	51	64
Capital securities	14	1,101	1,069
Non—controlling interests	15	59	53
Preferred equity — subsidiaries	16	329	320
Shareholders’ equity
Preferred equity — corporate	17	45	45
Common equity	18	1,898	1,947

		$9,513	$8,800

(1)	Certain comparative information has been restated to conform with current year presentation — see Notes 2, 8 and 10 See accompanying notes to the consolidated financial statements

On behalf of the Board,

Gordon E. Arnell	Richard B. Clark
Chairman	President and Chief Executive Officer

Consolidated Statement of Income

December 31 (US Millions, except per share amounts)	Note	2005	2004(1)

Total revenue	20	$1,549	$1,442

Net operating income
Commercial property operations	20
Operating income from properties		$680	$671
Lease termination income		—	60

Total commercial property operations		680	731

Residential development operations	20	106	42
Interest and other		37	47

		823	820

Expenses
Interest		330	304
General and administrative		48	41
Non-controlling interests expense		16	20

		429	455
Depreciation and amortization		163	140
Unrealized foreign exchange on preferred share restatement		—	63
Future income taxes and other provisions	13	103	116

Net income from continuing operations		$163	$136

Discontinued operations	10	1	2

Net income		$164	$138

Net income per common share	18
Basic		$0.70	$0.58
Diluted		$0.69	$0.58

(1)	Certain comparative information has been restated to conform with current year presentation — see Notes 2 and 10 See accompanying notes to the consolidated financial statements
Consolidated Statement of Retained Earnings

December 31 (US Millions)	Note	2005	2004(1)

Retained earnings — beginning of year		$787	$777
Net income		164	138
Shareholder distributions
Preferred shares dividends — corporate		(2)	(2)
Common share dividends		(150)	(96)
Amount paid in excess of the book value of common
shares purchased for cancellation		(52)	(30)

Retained earnings — end of year	18	$747	$787

(1)	Certain comparative information has been restated to conform with current year presentation — see Note 2 See accompanying notes to the consolidated financial statements

Consolidated Statement of Cashflow

December 31 (US Millions)	Note	2005	2004

Operating activities
Net income		$164	$138
Depreciation and amortization		168	145
Unrealized foreign exchange on preferred share restatement		—	63
Future income taxes and other provisions		103	116
Commercial property tenant installation costs		(123)	(82)
Other		(206)	79

		106	459

Financing activities and capital distributions
Commercial property debt arranged		750	452
Commercial property debt repayments		(463)	(626)
Land development debt, net		(4)	(8)
Capital securities issued		—	261
Common shares issued		8	10
Common shares repurchased		(74)	(43)
Cashflow retained from (distributed to) non-controlling interests		3	(163)
Preferred share dividends — corporate		(2)	(2)
Common share dividends		(150)	(96)

		68	(215)

Investing activities
Marketable securities		227	(18)
Acquisitions of real estate, net	23	(366)	(207)
Dispositions of real estate, net	23	7	63
Development and redevelopment investments		(50)	(55)
Restricted cash and deposits		(19)	(21)
Capital expenditures		(21)	(26)

		(222)	(264)

Decrease in cash resources		(48)	(20)
Opening cash and cash equivalents		112	132

Closing cash and cash equivalents		$64	$112

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
(a) General
The consolidated financial statements of Brookfield Properties Corporation (“the company”) are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).
(b) Principles of consolidation
The consolidated financial statements include:
(i)	the accounts of all subsidiaries of the company including its wholly-owned operations, as well as BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties L.P. (“Brookfield Financial Properties”); and

(ii)	the accounts of all subsidiaries’ incorporated and unincorporated joint ventures and partnerships to the extent of the company’s proportionate interest in their respective assets, liabilities, revenue and expenses.
The company’s ownership interests in operating entities which are not wholly owned, other than joint ventures, are as follows:
(i)	Brookfield Financial Properties L.P.: The company owns a 99.4% limited partnership interest and general partnership interest in Brookfield Financial Properties L.P.

(ii)	BPO Properties Ltd.: The company owns 89% on an equity basis and 54.3% on a voting basis of the common shares of BPO Properties Ltd.
(c) Properties
(i)	Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Upon acquisition, the company allocates the purchase price to the components of the commercial properties acquired: the amount allocated to land is based on its estimated fair value; buildings and existing tenant improvements are recorded at depreciated replacement cost; above- and below-market in-place operating leases are determined based on the present value of the difference between the rents payable under the contractual terms of the leases and estimated market rents; lease origination costs for in-place operating leases are determined based on the estimated costs that would be incurred to put the existing leases in place under the same terms and conditions; and tenant relationships are measured based on the present value of the estimated avoided net costs if a tenant were to renew its lease at expiry, discounted by the probability of such renewal.

Depreciation on buildings is provided on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Acquired tenant improvements, above- and below-market in-place operating leases and lease origination costs are amortized on a straight-line basis over the remaining terms of the leases. The value associated with tenant relationships is amortized on a straight-line basis over the expected term of the relationships. All other tenant improvements and re-leasing costs are deferred and amortized on a straight-line basis over the lives of the leases to which they relate. Depreciation on buildings and amortization of deferred leasing costs and tenant improvements that are determined to be assets of the company are recorded in depreciation and amortization expense. All other amounts are amortized to revenue.

Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. For commercial properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(ii)	Commercial development properties

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. For development properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(iii)	Residential development properties

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.
(d) Capitalized costs
Costs capitalized to commercial and residential properties which are under development and other properties held for sale include all direct and directly attributable expenditures incurred in connection with the acquisition, development, construction and initial predetermined leasing period. Costs directly attributable to development projects include interest and salaries and benefits of employees directly associated with the development projects, such as architects, engineers, designers and development project managers. Ancillary income relating specifically to such properties during the development period is treated as a reduction of costs.
(e) Deferred financing costs
Financing costs are deferred and amortized to amortization expense on a straight-line basis over the terms of the debt to which they relate.
(f) Stock-based compensation
The company accounts for stock options using the fair value method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period. A Deferred Share Unit (“DSU”) plan is offered to executive officers and non-employee directors of the company. DSUs are accounted for as liabilities. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
(g) Revenue recognition
(i)	Commercial properties

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and Canadian large corporation taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cashflow after debt servicing or the expiration of a reasonable period of time, subject to the time limitation determined when the project is approved, but no later than one year following substantial completion. Prior to this, the property is categorized as a property under development, and related revenue is applied to reduce development costs.

(ii)	Residential properties

Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.
(h) Income taxes
The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used.

(i) Reporting currency and foreign currency translation
The consolidated financial statements have been presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate in effect for the period presented. The company’s operations in Canada are self-sustaining in nature and as such, cumulative gains and losses arising from the consolidation of the assets and liabilities of these operations are recorded as a separate component of shareholders’ equity.
All amounts expressed in the financial statements are in millions of US dollars unless otherwise noted.
(j) Marketable securities
Marketable securities are carried at the lower of amortized cost and their estimated net realizable value. During periods where the fair value or the quoted market value may be less than cost, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and adjusts it, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio.
In determining fair values, quoted market prices are generally used when available and, when not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.
(k) Use of estimates
The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cashflows and probabilities in assessing net recoverable amounts and net realizable value, the allocation of the purchase price to components of commercial properties and businesses acquired, depreciation and amortization, the company’s ability to utilize tax losses, hedge effectiveness and fair value for disclosure purposes.
(l) Derivative financial instruments
The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. During 2005, the company’s use of derivative financial instruments was limited to foreign exchange contracts.
Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction to which they relate.
Financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.
Unrealized gains and losses, representing the fair value of outstanding foreign exchange contracts, are determined in reference to the appropriate forward rate for each contract at December 31st and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the balance sheet.
(m) Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.
(n) Comparative figures
Certain comparative figures have been reclassified or restated to conform with the current year’s presentation.

NOTE 2: CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2005, the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
(i) Liabilities and equity, CICA Handbook Section 3861
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ interests were reclassified to liabilities under the caption “Capital securities.” Consistent with their presentation as liabilities, dividends paid on these preferred shares of $49 million for the year ended December 31, 2005, and $39 million during the year ended December 31, 2004, have also been reclassified to interest expense. The retroactive adoption of this amendment resulted in an adjustment to opening retained earnings at January 1, 2004 of $20 million representing the cumulative foreign exchange impact of Canadian denominated capital securities and reclassification of issue costs. Income for the year ended December 31, 2004 and opening retained earnings at January 1, 2005 are similarly impacted by ($63) million and $80 million, respectively. Effective January 1, 2005, certain of these capital securities have been designated as hedges for accounting purposes to manage the company’s foreign currency exposure in respect to its Canadian denominated net investments.
(ii) Consolidation of variable interest entities, CICA AcG 15
Effective January 1, 2005, the company adopted CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). This guideline provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. AcG 15 essentially harmonizes Canadian generally accepted accounting principles (GAAP) with the equivalent US standard, which the company adopted in its December 31, 2004 financial statements for purposes of reconciling to US GAAP. The adoption of this standard did not have a material impact on the company.
NOTE 3: FUTURE ACCOUNTING POLICY CHANGES
The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time.
(i) Comprehensive Income, CICA Handbook Section 1530
In January 2005, the CICA issued Handbook Section 1530, “Comprehensive Income,” which is effective for the company’s 2007 fiscal year. As a result of adopting this standard, a new statement, Comprehensive Income, will be included in the company’s financial statements. Major components for this statement will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations and changes in the fair value of the effective position of cash flow hedging instruments.
(ii) Financial Instruments — Recognition and Measurement, CICA Handbook Section 3855
In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments — Recognition and Measurement,” which is effective for the company’s 2007 fiscal year. Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity; loans and receivables; held-for-trading; or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
(iii) Hedges, CICA Handbook Section 3865
In January 2005, the CICA issued Handbook Section 3865, “Hedges,” which is effective for the company’s 2007 fiscal year. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges; cash flow hedges; and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in accumulated other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.
(iv) Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share, Emerging Issues Committee Abstract 155
In September 2005, the Emerging Issues Committee of the AcSB of the CICA issued EIC 155, “The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share,” which is effective for the company’s 2006 fiscal year. The abstract addresses when the effect of contingently convertible instruments should be included in the computation of diluted earnings per share. The conclusion is that the effect of the contingently convertible instruments should be included in the computation of diluted earnings per share (if dilutive), regardless of whether the market price trigger has been met. This abstract is to be applied retroactively, with restatement of prior period diluted earnings per share.
(v) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”), which is effective for the company’s 2006 fiscal year. This EIC clarifies that implicit variable interests are implied financial interests in an entity that changes with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The implication of this EIC is not expected to have a material impact on the company’s financial results.
(vi) Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159, “Conditional Asset Retirement Obligations” (“EIC 159”), which is effective for the company’s 2006 fiscal year. The accounting treatment in this abstract will be applied retroactively, with restatement of prior periods. This EIC requires an entity to recognize the fair value of a legal obligation to perform asset retirement activities, even though the timing and/or method of settlement may be uncertain. The implication of this EIC is not expected to have a material impact on the company’s financial results.
NOTE 4: PROPERTY ACQUISITIONS
During the fourth quarter, the company completed the acquisition of a 25% joint venture interest in O&Y Properties Corporation and O&Y Real Estate Investment Trust (collectively, “O&Y”). The O&Y portfolio consists of 27 office properties and one development site totaling 11.6 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. Included in the portfolio is First Canadian Place, which is directly connected to Brookfield Properties’ Exchange Tower in Toronto. The company will serve as property and asset manager for the portfolio.
The following is a summary of the amounts assigned to each major class of asset and liability of O&Y at the date of acquisition:

Purchase Price
(Millions)	Book Value

Commercial and development properties	$495
Accounts receivable and other assets	14
Intangible assets(1)	56
Accounts payable and other liabilities assumed	(14)
Intangible liabilities(1)	(97)
Future income tax liabilities assumed	(26)
Commercial property debt assumed(2)	(246)

Total purchase price	$182

(1)	All intangibles are subject to amortization

(2)	Includes acquisition financing of $110 million
The earnings from the company’s interest in O&Y are included in the consolidated statement of income commencing from October 21, 2005.

NOTE 5: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	2005	2004

Commercial properties	$8,137	$7,093
Less: Accumulated depreciation	(707)	(538)

Total	$7,430	$6,555

(a) Commercial properties, carried at a net book value of approximately $2,644 million (2004 — $2,400 million), are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $959 million in total on an undiscounted basis.
(b) The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2005	2004

Assets	$2,669	$2,173
Liabilities	1,611	1,254
Operating revenues	381	363
Operating expenses	151	141
Net income	99	110
Cashflow from operating activities	140	146
Cashflow from financing activities	(19)	—
Cashflow (used in) from investing activities	(174)	25

NOTE 6: DEVELOPMENT PROPERTIES
Development properties include commercial developments, primarily for office development and residential land under and held for development. A breakdown of development properties is as follows:

(Millions)	2005	2004

Commercial developments	$224	$399
Residential development land	391	317

Total	$615	$716

Commercial developments include commercial land which represents developable land and construction costs. Residential development land includes fully entitled lots and land in processing. The company capitalizes interest and administrative and development costs to both commercial and residential development properties. During 2005, the company capitalized a total of $50 million (2004 — $55 million) of costs. Included in this amount is $18 million (2004 — $6 million) related to redevelopment costs, $17 million (2004 — $35 million) of construction and related costs and $15 million (2004 — $14 million) of interest capitalized to the company’s commercial development sites.
The company, through its subsidiaries, is contingently liable for obligations of its joint venture associates in its residential development land joint ventures. The amount of such obligations at December 31, 2005 is $1 million (2004 — $1 million). In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with the pre-determined joint venture arrangements.
NOTE 7: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	2005	2004

Receivables and real estate mortgages	$551	$435
Prepaid expenses and other assets	279	234
Intangible assets	125	70

Total	$955	$739

Included in intangible assets are lease origination costs, tenant relationships and above-market leases assumed on acquisitions, net of related accumulated amortization.

NOTE 8: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Included in restricted cash and deposits is $256 million (2004 — $268 million) of short-term government securities held in a trust account to match interest and principal payments of the $246 million mortgage on One Liberty Plaza maturing in 2007. In 2004, the company’s commercial debt in respect to One Liberty Plaza was presented net of the related defeasance securities. To conform with current year presentation, these securities have been reclassified to restricted cash and deposits.
NOTE 9: MARKETABLE SECURITIES
Marketable securities consists of a portfolio of fixed-rate corporate bonds with a book value exceeding fair value by $1 million (2004 — nil). The portfolio has an average yield of 2.6% with maturities from May 2006 to January 2007. As at December 31, 2005 it was the company’s intention to hold the portfolio to maturity.
NOTE 10: DISCONTINUED OPERATIONS
Assets that meet the criteria of CICA Handbook Section 3475, paragraph .08 are classified as discontinued operations. Any such assets are recorded at the lower of carrying amount or fair value less estimated cost to sell and are not depreciated while classified as held for sale. The results of operations, balance sheet items and cashflows of any property that has been identified as discontinued operations are reported separately if the company will not have any significant continuing involvement in the operations of the property after the disposal transaction.
In the third and fourth quarters of 2005, two properties, the Colorado State Bank Building (“CSBB”) and the World Trade Center Denver (“WTD”), respectively, met the criteria for being classified as assets held for sale. The sale of CSBB closed in December 2005 and the disposition of WTD was completed in January 2006. The company has reclassified $75 million (2004 — $96 million) of assets and $51 million (2004 — $64 million) of liabilities to discontinued operations in connection with these properties.
The following table summarizes the income from discontinued operations:

(Millions, except per share information)	2005	2004

Revenue	$20	$21
Operating expenses	9	9

	$11	$12

Interest expense	(5)	(5)

	$6	$7
Depreciation and amortization	(5)	(5)

Income from discontinued operations	$1	$2

Income from discontinued operations per common share	$—	$—

NOTE 11: COMMERCIAL PROPERTY DEBT
Predominantly all commercial property mortgages are secured by individual properties without recourse to the company. Approximately 95% of the company’s commercial property debt is due after 2006.

	Weighted
	Average
	Interest Rate at		Principal Repayments				2011 &	2005	2004
(Millions)	Dec. 31, 2005	2006	2007	2008	2009	2010	Beyond	Total	Total

Commercial property debt	6.5%	$270	$634	$377	$837	$189	$2,909	$5,216	$4,754

Commercial property debt includes $1,221 million (2004 — $945 million) repayable in Canadian dollars of C$1,416 million (2004 — C$1,134 million). The weighted average interest rate at December 31, 2005 was 6.5% (2004 — 6.5%).
During the second quarter of 2005, the company refinanced One World Financial Center with a $300 million recourse mortgage debt at a rate of LIBOR + 100 basis points, a reduction of 100 basis points from the previous mortgage. The company also increased its bank credit facility by $200 million to $350 million at a rate of LIBOR + 110 basis points, a reduction of five basis points from the previous facility. The bank credit facility is in the form of a three-year revolving facility and was drawn in the amount of $274 million as at December 31, 2005 (2004 — $20 million).

NOTE 12: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	2005	2004

Accounts payable	$342	$289
Land development debt	158	135
Intangible liabilities	126	28

Total	$626	$452

Land development debt of $158 million (2004 — $135 million) is secured by the underlying properties of the company. The weighted average interest rate on these advances as at December 31, 2005 was 5.0% (2004 — 4.2%). Advances totaling $134 million are due by the end of 2006, with the remaining balances due prior to 2010. Included in intangible liabilities are below-market tenant leases and above-market ground leases assumed on acquisitions, net of related accumulated amortization.
NOTE 13: FUTURE INCOME TAXES
Future income tax assets (liabilities) consist of the following:

(Millions)	2005	2004

Future income tax liabilities related to difference in tax and book basis, net	$(541)	$(568)
Future income tax assets related to non-capital losses and capital losses	353	472

Total	$(188)	$(96)

The company and its Canadian subsidiaries have future income tax assets of $162 million (2004 — $277 million) that relate to non-capital losses which expire over the next ten years and $47 million (2004 — $45 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $144 million (2004 — $150 million) that relate to net operating losses which expire over the next 15 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $377 million (2004 — $400 million) which also expire over the next 10 years.
The components of income tax expense are as follows:

(Millions)	2005	2004

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2004 — 35%)	$94	$89
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	19	14
Higher income tax rates in other jurisdictions	1	6
Minority shareholders’ interests in income tax expense	(2)	(4)
Tax assets previously not recognized	(18)	(25)
Non-taxable portion of capital gains	—	(1)
Foreign exchange on preferred share restatement	—	22
Other	9	15

Total	$103	$116

NOTE 14: CAPITAL SECURITIES
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	2005	2004

Class AAA Series E	8,000,000	8,000,000	70% of bank prime	$172	$167
Class AAA Series F	8,000,000	8,000,000	6.00%	172	167
Class AAA Series G	6,000,000	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	8,000,000	5.75%	173	167
Class AAA Series I	8,000,000	8,000,000	5.20%	172	167
Class AAA Series J	8,000,000	8,000,000	5.00%	172	167
Class AAA Series K	6,000,000	6,000,000	5.20%	130	124

Total				$1,101	$1,069

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)		Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series E	Retractable at par	—		—	—
Series F	September 30, 2009	C	$25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	U	S $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C	$26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C	$25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C	$26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C	$26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the corporation, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the corporation, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
NOTE 15: NON-CONTROLLING INTERESTS
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	2005	2004

Common shares of BPO Properties(1)	11.0%	$47	$42
Limited partnership units of Brookfield Financial Properties	0.6%	12	11

Total		$59	$53

(1)        Canadian dollar denominated

NOTE 16: PREFERRED EQUITY — SUBSIDIARIES
Subsidiaries preferred shares outstanding total $329 million (2004 — $320 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	2005	2004

BPO Properties	1,805,489	Series G	70% of bank prime	$39	$38
	3,816,527	Series J	70% of bank prime	82	80
	300	Series K	30-day BA + 0.4%	129	124
	2,847,711	Series M	70% of bank prime	62	59
	800,000	Series N	30-day BA + 0.4%	17	17

				$329	$318
100%-owned subsidiaries				—	2

Total				$329	$320

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.
(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.
NOTE 17: PREFERRED EQUITY — CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	2005	2004

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.

NOTE 18: COMMON EQUITY
The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	2005	2004(1)

Common shares	$1,066	$1,080
Retained earnings and cumulative translation adjustment	832	867

Total	$1,898	$1,947

(1)	Certain comparative information has been restated due to adoption of an amendment to the CICA Handbook Section 3861, “Financial Instruments — Disclosure and Presentation” (See Note 2)
Retained earnings and cumulative translation adjustment at December 31, 2005 includes a foreign currency cumulative translation adjustment of $85 million (2004 — $80 million)
(a) Common shares
During the years 2005 and 2004, common shares issued and outstanding changed as follows:

	2005	2004

Common shares outstanding, beginning of year	233,387,780	234,370,052
Addition of shares as a result of exercise of options	515,345	1,132,578
Deduction of shares as a result of repurchases made	(2,693,500)	(2,114,850)

Common shares outstanding, end of year	231,209,625	233,387,780

During 2005, the exercise of options issued under the company’s share option plan generated cash proceeds of $8 million (2004 — $10 million). During 2005, common shares of the company were acquired for cancellation pursuant to the normal course issuer bid at an average price of $27.50 per share (2004 — $20.36).
(b) Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2005	2004

Net income	$164	$138
Preferred share dividends	(2)	(2)

Net income available to common shareholders	$162	$136

Weighted average shares outstanding — basic	232.1	234.0
Net income per share — basic	$0.70	$0.58

Weighted average shares outstanding — diluted	234.2	235.7
Net income per share — diluted	$0.69	$0.58

Weighted average shares outstanding — basic	232.1	234.0
Unexercised options	2.1	1.7

Weighted average shares outstanding — diluted	234.2	235.7

On February 9, 2005, the Board of Directors approved a three-for-two stock split in the form of a stock dividend payable on March 31, 2005 to shareholders of record on March 15, 2005. The weighted average common shares outstanding for the year ended December 31, 2004 have been restated to reflect the three-for-two stock split on March 31, 2005.

NOTE 19: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During the first quarter of 2005, the company granted 763,000 stock options (2004 — 1,462,500), on a post-split basis, under the Share Option Plan with a weighted average exercise price of $24.40 per share (2004 — $19.61 per share), which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 12% volatility (2004 — 16%), a weighted average dividend yield of 3.5% (2004 — 2%) and an interest rate of 4.1% (2004 — 4.6%). The resulting fair value of $4 million (2004 — $6 million) is charged to expense over the vesting period of the options granted.
The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2005 under the company’s share option plan:

			Weighted
Issue	Expiry	Number	Average
Date	Date	of Shares	Exercise Price

1998	2008	347,750	$9.42
1999	2009	43,950	6.81
2000	2010	321,560	7.82
2001	2011	636,370	11.95
2002	2012	806,296	12.66
2003	2013	673,685	13.44
2004	2014	1,125,747	20.27
2005	2015	686,604	24.89

Total		4,641,962	$15.70

The change in the number of options, on a post-split basis, during 2005 and 2004 is as follows:

	2005		2004
		Weighted		Weighted
	Number	Average	Number	Average
	of Options	Exercise Price	of Options	Exercise Price

Outstanding, beginning of year	4,692,869	$14.03	4,863,360	$10.69
Granted	763,000	24.40	1,462,500	19.61
Exercised	(515,345)	(12.44)	(1,132,578)	(8.81)
Cancelled	(298,562)	(20.63)	(500,413)	(13.13)

Outstanding, end of year	4,641,962	$15.70	4,692,869	$14.03

Exercisable at end of year	2,875,041	$13.30	2,371,086	$11.83

A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the year ended December 31, 2005 was $4 million (2004 — $5 million).

NOTE 20: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

(Millions)	2005	2004

Revenue from commercial property operations	$1,123	$1,134
Revenue from residential development operations	389	261

Revenue from commercial property and residential development operations	1,512	1,395
Interest and other	37	47

Total	$1,549	$1,442

(b) Commercial property operations
The results of the company’s commercial property operations are as follows:

(Millions)	2005	2004

Revenue from current properties	$1,103	$1,053
Property operating costs	(423)	(382)

Net operating income	680	671
Lease termination income	—	60

Net operating income including lease termination income	$680	$731

Due to the events of September 11, 2001 and the impact on the company’s properties in Lower Manhattan, commercial property income includes $3 million (2004 — $7 million) of business interruption insurance claims as a result of loss of revenue.
Included in revenue from commercial property operations is a $30 million fee received from Goldman Sachs pursuant to a cooperation agreement permitting the commencement of construction on certain lands adjacent to the company’s World Financial Center in New York, known as Site 26.
Rental revenues from Merrill Lynch accounted for 24% and 1% of U.S. and Canadian revenues from commercial property operations, respectively (2004 — 22% and 1%, respectively). On a consolidated basis, rental revenues from Merrill Lynch accounted for 14% (2004 — 14%) of total revenue from commercial property operations.
(c) Residential development operations
The results of the company’s residential development operations are as follows:

(Millions)	2005	2004

Revenue	$389	$261
Expenses	283	219

Total	$106	$42

NOTE 21: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES
Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences on the company’s balance sheet and statements of income, retained earnings and cashflow are quantified and described in the accompanying notes. Under both Canadian and US GAAP, non-GAAP measures and discussion are generally not included in the financial statements and notes thereto.
(a) Income statement differences
The incorporation of the significant differences in accounting principles in the company’s statement of income for the year ended December 31, 2005 under US GAAP would result in net income under US GAAP of $173 million (2004 — $259 million).
The principal differences between Canadian GAAP and US GAAP are summarized in the following table:

(Millions, except per share information)	Note	2005	2004

Net income as reported under Canadian GAAP(1)		$164	$138
Adjustments:
Decreased commercial property income	(i)	(15)	(18)
Decreased commercial property depreciation	(ii)	8	7
(Decreased) increased commercial property lease termination income and gains	(iii)	(2)	42
Unrealized foreign exchange on preferred share restatement	(iv)	—	63
Decreased interest expense	(v)	49	39
Decreased residential development income	(vi)	(26)	—
Increased deferred income taxes	(vii)	(5)	(12)

Net income under US GAAP(1)		$173	$259

Net income per share
Basic		$0.52	$0.93
Diluted		$0.52	$0.92

(1)	Included in net income under both Canadian and US GAAP is $1 million from discontinued operations in 2005 (2004 — $2 million)
Explanation of the significant income statement differences between Canadian GAAP and US GAAP are as follows:
(i) Decreased commercial property income
Prior to January 1, 2004, rental revenue was recognized under Canadian GAAP over the term of the lease as it became due where increases in rent are intended to offset the estimated effects of inflation. Effective January 1, 2004, rental revenue is recognized on a straight-line basis over the term of the lease on a prospective basis. Under US GAAP, rental revenue has always been recognized on a straight-line basis. The net impact on the current year income of the company had the straight-line method always been used under Canadian GAAP would be a decrease in commercial property revenue of $15 million (2004 — $18 million).
(ii) Decreased commercial property depreciation
Prior to January 1, 2004, commercial properties were depreciated under Canadian GAAP using the sinking-fund method. Effective January 1, 2004, depreciation of rental properties is recorded using the straight-line method on a prospective basis. Under US GAAP, commercial properties have been depreciated on a straight-line basis from inception. As a result of the higher carrying value under Canadian GAAP at January 1, 2004 when the accounting standard changed, straight-line depreciation is higher under Canadian GAAP by $8 million for 2005 (2004 — $7 million).
(iii) (Decreased) Increased commercial property lease termination income and gains
Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of historical rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii). Further, termination of a previously-existing lease at One World Financial Center in New York resulted in additional lease termination income under US GAAP in 2004 whereas under Canadian GAAP this amount is amortized into income over the life of the lease. The net impact of these amounts would be a decrease in commercial property lease termination income and gains of $2 million (2004 — increase of $42 million).
(iv) Unrealized foreign exchange on preferred share restatement
Effective January 1, 2005, an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” was adopted for Canadian GAAP retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ equity were reclassified to liabilities under the caption “capital securities” for Canadian GAAP. For US GAAP, these preferred shares do not meet the criteria to be classified as liabilities and therefore remain in equity. The effect of the restatement for Canadian GAAP on prior year’s earnings for Canadian GAAP purposes has been reversed for US GAAP purposes. See Note 2 to the consolidated financial statements for further discussion.
(v) Decreased interest expense
Revisions to CICA Handbook Section 3861, “Financial Instruments: Disclosure and Presentation” require certain of the company’s Class AAA preferred shares currently classified as equity to be classified as liabilities for Canadian GAAP due to the holder’s option to convert them into a variable number of common shares. These securities are classified as equity for US GAAP purposes as they have conversion or conditional redemption features. Dividends totaling $49 million (2004 — $39 million) were recorded as interest expense for Canadian GAAP.
(vi) Decreased residential development income
The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser prior to the recognition of revenue by the vendor. Primarily in the province of Alberta, land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Under FAS No. 66, “Sales of Real Estate,” transfer of title is a requirement for recognizing revenue under US GAAP. Accordingly, residential development income would decrease by $26 million for US GAAP purposes.
(vii) Increased deferred income taxes
Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2005, an increase of deferred income tax expense of $5 million (2004 — $12 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.
Under current Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year’s statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted. There was no impact in the current year from this difference.
Net income per share under US GAAP is calculated as follows:

(Millions, except per share information)	2005	2004

Net income under US GAAP	$173	$259
Preferred share dividends(1)	(51)	(41)

Net income available to common shareholders under US GAAP	$122	$218

Earnings per share under US GAAP
Basic	$0.52	$0.93
Diluted	$0.52	$0.92

(1)	Preferred share dividends for Canadian GAAP purposes were $2 million (2004 — $2 million)
(b) Comprehensive income
Under US GAAP, the Financial Accounting Standards Board (“FASB”) issued SFAS 130 entitled “Reporting Comprehensive Income,” requiring the reporting of comprehensive income. Comprehensive income, which incorporates net income, includes all changes in equity during the year, and accordingly, the change in the company’s cumulative translation adjustment is reflected in the company’s calculation of comprehensive income.
Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company’s reporting currency, and from other differences between Canadian and US GAAP as described above under “Income statement differences.”
Comprehensive income using US GAAP amounts is as follows:

(Millions)	2005	2004

Net income under US GAAP	$173	$259
Foreign currency translation adjustment under US GAAP	11	71

Comprehensive income using US GAAP amounts	$184	$330

(c) Balance sheet differences
There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. The incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2005 and 2004 would result in the following balance sheet presentation under US GAAP:

(Millions)	Note	2005	2004

Assets
Commercial properties	(i)	$7,025	$6,145
Development properties	(ii)	642	716
Receivables and other	(iii)	977	831
Restricted cash and deposits		316	297
Marketable securities		58	285
Cash and cash equivalents		64	112
Deferred income tax asset	(iv)	—	6
Assets related to discontinued operations	(i)	69	90

Total assets under US GAAP		$9,151	$8,482

Liabilities
Commercial property debt		$5,216	$4,754
Accounts payable and other liabilities	(v)	766	586
Deferred income tax liability	(iv)	92	—
Liabilities related to discontinued operations		51	64
Non-controlling interests		64	58
Preferred equity — subsidiaries		329	320
Shareholders’ equity
Preferred equity — corporate	(vi)	865	865
Common equity	(vii)	1,768	1,835

Total liabilities and shareholders’ equity under US GAAP		$9,151	$8,482

Significant differences between Canadian GAAP and US GAAP are as follows:
(i) Commercial properties
There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to historical differences in the method of depreciation to be applied to depreciable assets as described in Note 21(a)(ii). At December 31, 2005, this would result in a cumulative adjustment of $405 million (2004 — $410 million). The second difference relates to the method of accounting for joint ventures and partnerships. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, US regulations do not require adjustment to equity account the joint ventures. The presentation of the company’s joint ventures does not require adjustment to the equity method.

(Millions)	2005	2004

Commercial properties under Canadian GAAP	$7,430	$6,555
Additional accumulated depreciation under US GAAP	(405)	(410)

Commercial properties under US GAAP	$7,025	$6,145

FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that long-lived assets that are to be disposed of by sale be measured at the lesser of book value or fair value less cost to sell. The difference in the carrying amount of assets related to discontinued operations under US GAAP relates to historical differences in the method of depreciation as compared to Canadian GAAP.

Assets related to discontinued operations as calculated under US GAAP are as follows:

(Millions)	2005	2004

Assets related to discontinued operations under Canadian GAAP	$75	$96
Additional accumulated depreciation under US GAAP	(6)	(6)

Assets related to discontinued operations under US GAAP	$69	$90

(ii) Development properties
The impact on development properties related to differences described in Note 21(a)(vi) is as follows:

(Millions)	2005	2004

Development properties under Canadian GAAP	$615	$716
Residential inventory adjustment	27	—

Development properties under US GAAP	$642	$716

(iii) Receivables and other
The principal differences in the accounting for receivables and other under US GAAP is the inclusion of a straight-line rent receivable of $76 million (2004 — $92 million) had the company always straight-lined its revenue and the deferral of residential income. Refer to Notes 21(a)(i) and 21(a)(vi).

(Millions)	2005	2004

Receivables and other under Canadian GAAP	$955	$739
Straight-line rent receivable adjustment	76	92
Residential receivable adjustment	(54)	—

Receivables and other under US GAAP	$977	$831

(iv) Deferred income taxes
The deferred income tax (liability) asset under US GAAP is calculated as follows:

(Millions)	2005	2004

Tax assets related to net operating and capital losses	$489	$612
Tax liabilities related to differences in tax and book basis	(442)	(458)
Valuation allowance	(139)	(148)

Deferred income tax (liability) asset under US GAAP	$(92)	$6

(v) Accounts payable and other liabilities
The principal difference under US GAAP relates to deferred income relating to a lease transaction at One World Financial Center in New York. The accounts payable and other liabilities under US GAAP is as follows:

(Millions)	2005	2004

Accounts payable and other liabilities under Canadian GAAP	$626	$452
Classification of Class AAA, Series E preferred shares(1)	172	167
Tenant inducement	(32)	(33)

Accounts payable and other liabilities under US GAAP	$766	$586

(1)    Classified as capital securities for Canadian GAAP purposes
(vi)  Preferred equity — corporate
Under US GAAP, the company’s Class AAA preferred shares, with the exception of Series E, are included in preferred equity — corporate. Effective January 1, 2005, the company reclassified certain of these shares to liabilities under the caption “capital securities” under Canadian GAAP in accordance with CICA Handbook Section 3861 (see Note 2). Preferred equity — corporate under US GAAP is as follows:

(Millions)	2005	2004

Preferred shares — corporate under Canadian GAAP	$45	$45
Classification of capital securities as preferred equity	820	820

Preferred shares — corporate under US GAAP	$865	$865

(vii) Common shareholders’ equity
The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

(Millions)	2005	2004

Common shareholders’ equity under Canadian GAAP	$1,898	$1,947
Adjustment to accumulated depreciation under US GAAP	(411)	(416)
Adjustment to accounts payable and other liabilities under US GAAP	32	33
Adjustment to deferred income tax asset under US GAAP	95	102
Rental revenue adjustments under US GAAP	74	92
Residential revenue adjustment under US GAAP	(27)	—
Foreign currency translation adjustments, net	27	(3)
Net effect on equity of amendment to CICA Handbook Section 3861 not required for US GAAP	80	80

Common shareholders’ equity under US GAAP	$1,768	$1,835

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

(Millions)	2005	2004

Common shares	$1,159	$1,173
Additional paid-in capital, net of retained earnings	847	871
Cumulative translation adjustment	(18)	(29)
Cumulative adjustments to net income and retained earnings	(220)	(180)

Common shareholders’ equity under US GAAP	$1,768	$1,835

Joint ventures
Under US GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. As allowed under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission, the company has continued to follow the proportionate consolidation method. Refer to Notes 1 and 5(b).
(d) Cashflow statement differences
The statement of cashflow prepared under US GAAP differs from Canadian GAAP because dividends paid on capital securities are classified as operating items for Canadian GAAP and as financing items for US GAAP. As a result, the summarized cashflow statement under US GAAP is as follows:

(Millions)	2005	2004

Cash provided from (used in) the following activities
Operating	$155	$498
Financing	19	(254)
Investing	(222)	(264)

Decrease in cash	$(48)	$(20)

(e) Change in accounting policies
(i) EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”
This EITF requires the measurement of the impact of certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity, provided such entitlement is non-discretionary and objectively determinable in determining earnings per share. EITF 03-6 is effective for the company’s 2005 fiscal year, and requires retroactive adjustment to earnings per share presented for prior periods. The adoption of this EITF did not have a material impact on the company.
(ii) FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations”
Effective for December 31, 2005, the company adopted FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations.” This interpretation clarifies that the term, conditional asset retirement obligation, in FASB statement 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of the liability for the conditional asset retirement obligation is recognized as incurred, generally when the asset is acquired, constructed or during the normal operations of the asset. The adoption of this interpretation did not have a material impact on the company.
(f) Future accounting policy changes
(i) SFAS 154, “Accounting Changes and Error Corrections”
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS requires retrospective application of changes in accounting principle to prior periods’ financial statements unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. This statement is effective for fiscal years beginning after December 15, 2005.
(ii) SFAS 123R, “Share-Based Payment”
In December 2004, the FASB issued SFAS 123R, “Share-Based Payment” (“SFAS 123R”), which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.
SFAS 123R eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires the company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The company is assessing the requirements of the standard and believes that its adoption will not have a significant impact.
In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-Based Payment,” which expresses the SEC staff’s views on FAS 123R and is effective upon adoption of FAS 123R. Pursuant to the SEC’s announcement in April 2005, companies are allowed to implement the standard at the beginning of their next fiscal year, instead of their next reporting period, that begins after June 15, 2005. FAS 123R and its related FSPs are effective for the company as of January 1, 2006. The company is currently assessing the impact of adopting FAS123R on its financial positions and results of operations, but it does not expect the impact to be material.
NOTE 22: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007. The company’s maximum potential loss is $3 million; however, based on estimated levels of occupancy, the company does not expect to make any payments.
In the ordinary course of the company’s residential development business, the company’s subsidiaries have provided guarantees in the form of letters of credit and performance bonds. As at December 31, 2005, these guarantees amounted to $35 million, which have not been recognized in the financial statements. Such guarantees are required by the municipalities in which the business unit operates before construction permission is granted. The scope of these guarantees cover specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the project, which range from three to eight years. The values of the guarantees are reduced as completion milestones are achieved on the projects. These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate to the business unit, which verifies that the business unit has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event of expired letters of credit or when performance bonds are not renewed and the contractual obligations have not been fulfilled. During the year the company has provided guarantees which, as at December 31, 2005, amounted to $22 million, that have not been recognized in the financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the company’s Denver, Colorado communities. The term of the guarantees span the life of the projects, which range from six to twelve years. The value of the guarantees is reduced as completion milestones are achieved on the projects and are terminated on or before build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The company has not been required to make any payments under these municipal bonds.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.
Brookfield Properties does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a materially adverse effect on the consolidated financial statements of the company.
(c) On September 11, 2001, Brookfield Properties owned eight million square feet of space in four office towers surrounding the World Trade Center site — One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties as a result of the attack on and subsequent collapse of the World Trade Center was mainly cosmetic and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and re-opened in September 2002.
To date, approximately $233 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the triple-net leases with Merrill Lynch. Brookfield Properties’ insurance claim adjustment process is on-going due to the complexity of the issues involved. However, Brookfield Properties anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties. As at December 31, 2005, the balance of these claims amounted to approximately $30 million and is expected to be received in its entirety in 2006.
One Liberty Plaza and Four World Financial Center reopened in October 2001 and One and Two World Financial Center reopened in the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.
Brookfield Properties has insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. Brookfield Properties continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield Properties believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of all of the company’s properties.
NOTE 23: OTHER INFORMATION
(a) At December 31, 2005, the company had foreign exchange contracts to sell a notional amount of C$660 million at a weighted average exchange rate of C$1.00 = US$0.86, maturing in March 2006, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at December 31, 2005 was a loss of $1 million which is reflected in the cumulative translation adjustment account and in accounts payable and other liabilities in the consolidated balance sheet. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$77 million at a weighted average exchange rate of US$1.00 = C$1.16, maturing in January 2006, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at December 31, 2005 was a gain of $0.3 million, which is reflected in interest and other income in the consolidated statement of income with a corresponding asset in receivables and other in the consolidated balance sheet.
(b) As at December 31, 2005, Brookfield Properties had approximately $397 million (December 31, 2004 — $216 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliate, $172 million of which is included in the company’s capital securities and the remainder of the indebtedness balance is included in the company’s commercial property debt. Interest expense related to this indebtedness, including preferred share dividends reclassified to interest expense as discussed in Note 2, totaled $12 million for the year ended December 31, 2005 compared to $11 million for the same period in 2004, and were recorded at the exchange amount.
(c) Included in rental revenues are amounts received from the company’s parent company, Brookfield Asset Management Inc., and its affiliates of $5 million (2004 — $5 million). These amounts have been recorded at the exchange amount.

(d) The financial assets of the company are generally short-term floating rate loans receivable of a trade nature. At December 31, 2005, the fair value of mortgages receivable exceeded their book value by $1 million (2004 — $1 million). The fair value of mortgages and loans payable is determined by references to current market rates for debt with similar terms and risks. As at December 31, 2005, the fair value of advances, commercial property debt and other loans payable exceeds the book value of these obligations by $201 million (2004 — $196 million).
(e) Supplemental cashflow information

Years ended December 31 (Millions)	2005	2004

Acquisitions of real estate	$(653)	$(359)
Mortgages and other balances assumed on acquisition	287	152

Net acquisitions	$(366)	$(207)

Dispositions of real estate	$19	$99
Mortgages assumed by purchasers	(12)	(36)

Net dispositions	$7	$63

Cash taxes paid	$9	$7

Cash interest paid (excluding dividends paid on capital securities)	$265	$273

(f) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(g) In 2005, the company recorded amortization of deferred financing costs of $12 million in depreciation and amortization expense.
NOTE 24: SUBSEQUENT EVENTS
Subsequent to December 31, 2005, the company completed the acquisition of One Bethesda Center in the Washington, D.C. metropolitan area for $69 million. The acquisition closed in January 2006. One Bethesda Center is a 168,000 square foot office property located in Bethesda, Maryland.
In February 2006, the company signed a definitive agreement with Commercial Net Lease Realty, Inc. to buy its office property located in the Pentagon City submarket of the Washington, D.C. metropolitan area for $235 million. The transaction is expected to be completed in April 2006.

NOTE 25: SEGMENTED INFORMATION
     The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business:

	Commercial				Residential
	United States		Canada		Development		Commercial
(Millions)	2005	2004	2005	2004	2005	2004	2005	2004

Assets
Properties	$5,318	$5,224	$2,336	$1,730	$391	$317	$8,045	$7,271
Receivables and other	407	339	375	316	173	84	955	739
Restricted cash and deposits	314	297	2	—	—	—	316	297
Marketable securities	—	285	58	—	—	—	58	285
Cash and cash equivalents	33	49	25	59	6	4	64	112
Assets related to discontinued operations	75	96	—	—	—	—	75	96

Total	$6,147	$6,290	$2,796	$2,105	$570	$405	$9,513	$8,800

The carrying amounts of properties located in the United States and Canada at December 31, 2005 were $5,368 million and $2,677 million, respectively (2004 — $5,281 million and $1,990 million, respectively).

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2005	2004	2005	2004	2005	2004	2005	2004

Revenues	$787	$752	$316	$301	$389	$261	$1,492	$1,314
Lease termination income	—	60	—	—	—	—	—	60
Expenses	292	253	131	129	283	219	706	601

	495	559	185	172	106	42	786	773

Other revenues	6	14	27	33	4	—	37	47

Net operating income from continuing operations	501	573	212	205	110	42	823	820
Interest expense	231	243	99	61	—	—	330	304
General and administrative	26	20	22	21	—	—	48	41
Non-controlling interests expense	—	4	16	16	—	—	16	20

Income before undernoted	244	306	75	107	110	42	429	455
Depreciation and amortization	126	98	37	42	—	—	163	140

Income before unallocated costs	118	208	38	65	110	42	266	315
Unrealized foreign exchange on preferred share restatement							—		63
Future income taxes and other provisions							103	116

Net income from continuing operations							$163	$136

Discontinued operations							1	2

Net income							$164	$138

Acquisitions of real estate, net	$—	$124	$254	$83	$—	$—	$254	$207
Dispositions of real estate, net	(7)	(31)	—	(32)	—	—	(7)	(63)
Commercial property tenant improvements	108	69	15	13	—	—	123	82
Development and redevelopment	41	51	9	4	—	—	50	55
Capital expenditures	8	13	13	13	—	—	21	26

Total revenues earned in the United States and Canada for the year ended December 31, 2005 were $821 million and $708 million, respectively (2004 — $845 million and $576 million, respectively).